Radiant Logistics, Inc.

405 114th Avenue S.E.

Bellevue, WA 98004

May 18, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Radiant Logistics, Inc.

Registration Statement on Form S-3

Filed May 4, 2015

File No. 333-203821

Dear Mr. Dobbie:

We thank you for your comment letter dated May 12, 2015 (the “Comment Letter”) addressed to Radiant Logistics, Inc. (the “Company”). The following is in response to the staff’s Comment Letter. The comment is included in bold below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment. Concurrently with the filing of this letter, we have filed Amendment No. 1 to our Registration Statement on Form S-3 (the “Amended Registration Statement”).

Registration Statement Cover Page

1.	Please refer to footnote 1 of the Calculation of Registration Fee table. We note your disclosure that “[a]ny securities registered under this registration statement may be sold separately or as units.” We note that the Calculation of Registration Fee table does not list units as a registered security. We also note that the prospectus and specifically the cover page, the Description of Securities to be Offered section on page 18 and the filed legal opinion do not reference units. Please revise the registration statement and filed legal opinion as applicable.

Response:

We have revised the registration statement and our legal counsel has revised the legal opinion to include a description of the units. Please see the cover page and pages 1 and 35 of the Amended Registration Statement.

United States Securities and

    Exchange Commission

May 18, 2015

Exhibit 5.1

2. We note that the Form of Indenture filed as Exhibit 4.2 and any debt securities issued pursuant to such indenture are to be governed by New York law. We also note that counsel has limited its opinion to Delaware law. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreements pursuant to which the debt securities are issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its opinion to cover New York law or, alternatively, provide a separate New York law opinion with respect to the debt securities. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

Response:

Our legal counsel has included a reference in the legal opinion to New York law with respect to the debt securities.

We believe that we have adequately responded to your comments. Please direct any questions or comments regarding this letter, the Comment Letter, or the Amended Registration Statement to our counsel, Stephen M. Cohen of Fox Rothschild LLP, at 215-299-2744. Thank you.

Very truly yours,

RADIANT LOGISTICS, INC.

By:	/s/ Bohn H. Crain
Bohn H. Crain
Chief Executive Officer